SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on December 23, 2020.

By letter dated December 23, 2020, CRESUD S.A.C.I.F. y A. ("CRESUD" or "the Company"), reported that it has reached a sale agreement with its controlled company Brasilagro – Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”), subject to certain precedent conditions, of 100% of the shares of its indirectly controlled subsidiaries Agropecuaria Acres del Sud S.A., Ombu Agropecuaria S.A., Yatay Agropecuaria S.A. and Yuchan Agropecuaria S.A. owners of approximately 9,900 agricultural hectares in the corn belt of Bolivia. The transaction would amount to approximately USD 30 million (approx. USD 3,300 / ha).

With this sale, the Company continues to promote its regional expansion and consolidation strategy through BrasilAgro, keeping the ownership of its fields in Argentina.

Having consulted the Audit Committee in the terms of Chapter III of the Rules of the National Securities Commission, as well as article 110 Inc. h) Section IV of the Capital Market Law Nº26.831, it has issued an opinion without objections to be made regarding the transaction above mentioned. Such opinion is at disposal of the Shareholders in the corporate headquarters

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
December 23, 2020